SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             Encore Wire Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    292562105
                           ---------------------------
                                 (CUSIP Number)

                          William R. Thomas, President
                          Capital Southwest Corporation
          12900 Preston Rd., Suite 700, Dallas, TX 75230 (972) 233-8242
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 1998
                           --------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP NO.   292562105             Schedule 13D                 Page 2 of 7 Pages



1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Capital Southwest Corporation      75-1072796
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [x]
                                                               (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY


--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

               WC/AF
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                    [ ]
               Not applicable
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Texas
--------------------------------------------------------------------------------

                      7.   SOLE VOTING POWER

                                 -
  NUMBER OF           ----------------------------------------------------------
   SHARES
BENEFICIALLY          8.   SHARED VOTING POWER
   OWNED
  BY EACH                        2,724,500  (1)
 REPORTING            ----------------------------------------------------------
   PERSON
    WITH              9.   SOLE DISPOSITIVE POWER

                                 -
                      ----------------------------------------------------------

                      10.   SHARED DISPOSITIVE POWER

                                 2,724,500  (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,724,500
--------------------------------------------------------------------------------

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not applicable                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(1)  See Item 5.

CUSIP NO.   292562105             Schedule 13D                 Page 3 of 7 Pages



1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Capital Southwest Venture Corporation    75-1533454
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [x]
                                                               (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY


--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

          WC/AF
--------------------------------------------------------------------------------

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                    [ ]
          Not applicable.
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada
--------------------------------------------------------------------------------

                      7.   SOLE VOTING POWER

                                 -
   NUMBER OF          ----------------------------------------------------------
      SHARES
BENEFICIALLY          8.   SHARED VOTING POWER
      OWNED
     BY EACH                     2,724,500  (1)
   REPORTING          ----------------------------------------------------------
     PERSON
       WITH           9.   SOLE DISPOSITIVE POWER

                                 -
                      ----------------------------------------------------------

                      10.   SHARED DISPOSITIVE POWER

                                 2,724,500  (1)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,724,500
--------------------------------------------------------------------------------

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not applicable.                                           [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

          IV
--------------------------------------------------------------------------------
(1)  See Item 5.

                                                               Page 4 of 7 Pages


This Amendment No. 3 to Schedule 13D amends Items 3 and 5(a) and Schedule A. The entire Schedule 13D, including Items 3 and 5(a) and Schedule A as amended, is restated in its entirety.

Item 1.  Security and Issuer.

   This Schedule 13D relates to the Common Stock, $0.01 par value, of Encore Wire Corporation, a Delaware corporation (the "Shares" and "Encore", respectively), which has its principal executive offices located at 1410 Millwood Road, McKinney, Texas 75069.

Item 2.  Identity and Background.

     (a) This statement is filed by Capital Southwest Corporation ("CSC") and Capital Southwest Venture Corporation ("CSVC"). For information with respect to the identity and background of each executive officer and director of CSC and CSVC, see Schedule A attached hereto.

          CSVC, a wholly-owned subsidiary of CSC, has the same address, executive officers and directors as CSC. Unless otherwise indicated herein, the information furnished is the same for CSC and CSVC.

     (b) The principal business and office address of CSC is 12900 Preston Rd., Suite 700, Dallas, Texas 75230.

     (c) The principal business activity of CSC is investment of venture capital.

     (d) During the last five years, neither CSC nor, to the knowledge of CSC, any of the executive officers or directors of CSC has been convicted in a criminal proceeding (excluding minor traffic violations).

     (e) During the last five years, neither CSC nor, to the knowledge of CSC, any of the executive officers or directors of CSC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CSC is a Texas corporation. CSVC is a Nevada corporation.

Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

    Upon completion of Encore's initial public offering (the "IPO") on July 23, 1992, 1,849,500 (adjusted for stock splits) Shares were received by CSVC upon conversion of 1,350,000 (adjusted) shares of Convertible Preferred Stock of Encore, which were previously acquired by CSVC on April 25, 1989. From its working capital, CSC acquired 225,000 (adjusted) Shares in the IPO for an aggregate of $900,000, or $4.00 (adjusted) per Share. From its working capital, CSC acquired an additional 225,000 (adjusted) Shares in a privately negotiated transaction for $1,300,000, or $5.78 (adjusted) per Share, on March 4, 1994. From its working capital, CSC acquired an additional 225,000 (adjusted) Shares in a secondary public offering on April 20, 1994, for $1,300,000, or $5.78 (adjusted) per Share. From its working capital, CSC acquired an additional 200,000 Shares in an open market transaction for $1,700,000 or $8.50 per Share, on October 2, 1998.

Item 4.  Purpose of Transaction.
--------------------------------

    The Shares owned of record and beneficially by CSC were purchased as an investment. CSC has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Encore, or the disposition of securities of Encore; (b) an extraordinary corporate transaction, such as a merger, reorganization or sale of assets of Encore or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Encore; (d) any change in the present board of directors or management of Encore, including any plans or proposals to change the number or term of directors or to fill

                                                               Page 5 of 7 Pages




any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Encore; (f) any other material change in Encore's business or corporate structure; (g) changes in Encore's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Encore by any person; (h) causing a class of securities of Encore to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Encore becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) and (b) As of October 2, 1998, CSC owned of record and beneficially 2,724,500 Shares of Encore, which represent 16.7% of the issued and outstanding Shares. 875,000 of such Shares were owned of record by CSC. 1,849,500 of such Shares were owned of record by CSVC.

     (c) No transactions, other than those described in Item 3 and Schedule A, in the Shares of Encore were effected during the past 60 days by CSC or, to the knowledge of CSC, by any executive officer or director of CSC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

         Except for certain executive officers in their positions on the Retirement Committees of certain pension trusts as described in Schedule A, neither CSC nor, to the knowledge of CSC, any executive officers or directors of CSC has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Encore regarding the transfer or voting of such securities, finders fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:      October 9, 1998                 CAPITAL SOUTHWEST CORPORATION


                                           By:  /s/ William R. Thomas
                                                --------------------------------
                                                William R. Thomas, President



                                           CAPITAL SOUTHWEST VENTURE CORPORATION


                                           By:  /s/ William R. Thomas
                                                --------------------------------
                                                William R. Thomas, President

                                                               Page 6 of 7 Pages


                                   SCHEDULE A

         Set forth below are the names, addresses and present principal occupations of each of the executive officers and directors of CSC and CSVC. Each of the executive officers and directors is a citizen of the United States of America.

D. Scott Collier
12900 Preston Road, Suite 700
Dallas, Texas  75230

         Vice President of CSC and CSVC.

Patrick F. Hamner
12900 Preston Road, Suite 700
Dallas, Texas  75230

         Vice President of CSC and CSVC.

Graeme W. Henderson
1777 La Cresta Drive
Pasadena, California 91103

         Director of CSC and CSVC. Self-employed as a private investor and consultant and is a director of Starwood Hotels and Resorts Worldwide, Inc.

Gary L. Martin
12900 Preston Road, Suite 700
Dallas, Texas  75230

         Vice President of CSC and CSVC. President of The Whitmore Manufacturing Company, a wholly-owned subsidiary of CSC.

James M. Nolan
16475 Dallas Parkway, Suite 280
Dallas, Texas  75248

         Director of CSC and CSVC. Self-employed as a private investor and consultant and was a director of DSC Communications Corporation from 1981 to 1996.

Tim Smith
12900 Preston Road, Suite 700
Dallas, Texas  75230

         Vice President and Secretary-Treasurer of CSC and CSVC.

William R. Thomas
12900 Preston Road, Suite 700
Dallas, Texas  75230

         President and Chairman of the Board of Directors of CSC and CSVC. Director of Encore, Alamo Group Inc. and Palm Harbor Homes, Inc.

                                                               Page 7 of 7 Pages

                                   SCHEDULE A
                                   (continued)


John H. Wilson
1500 Three Lincoln Center
5430 LBJ Freeway
Dallas, Texas  75240

         Director of CSC and CSVC. President of U. S. Equity Corporation and a director of Whitehall Corporation, Norwood Promotional Products, Inc., Encore and Palm Harbor Homes, Inc..

Trusts pursuant to pension plans for employees of CSC and certain of its wholly-owned subsidiaries acquired in the IPO an aggregate of 90,000 (adjusted) Shares of Encore for $4.00 (adjusted) per Share. Such trusts acquired an additional 45,000 (adjusted) Shares of Encore in a secondary public offering on April 20, 1994, for $5.78 (adjusted) per Share. The 135,000 Shares held by such trusts represent 0.8% of the total Shares issued and outstanding. Messrs. Hamner, Smith and Thomas, by virtue of their positions on the Retirement Committees of such Trusts, have shared voting and dispositive power with respect to the aforementioned Shares. The Trusts have the same principal address as CSC.